Free Writing Prospectus

Filed Pursuant to Rule 433

Registration Statement Nos. 333-187623, 333-187623-01 and 333-187623-02

FORD CREDIT FLOORPLAN MASTER OWNER TRUST A - SERIES 2015-1 & 2015-2 INVESTOR ROADSHOW - JANUARY 2015

SLIDE F-1 Registration Statement Nos. 333-187623, 333-187623-01 and 333-187623-02 Ford Credit Floorplan Corporation and Ford Credit Floorplan LLC (the "depositors") Ford Credit Floorplan Master Owner Trust A (the "issuer") This document constitutes a free writing prospectus for purposes of the Securities Act of 1933. The depositors have filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the depositors have filed with the SEC for more complete information about the depositors, the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Website at www.sec.gov. Alternatively, you may request that a copy of the prospectus be sent to you by calling toll-free 1-888-603-5847 FREE WRITING PROSPECTUS

SLIDE F-2 Slide • Floorplan Transaction 4 • Floorplan Master Trust 8 • Floorplan Servicing and Risk Management 18 • Our Plan -- 28 • Ford North America 36 • Ford Credit 40 • Appendix 58 DISCUSSION AGENDA

This Page Intentionally Left Blank

FLOORPLAN TRANSACTION

SLIDE F-5 Issuer Ford Credit Floorplan Master Owner Trust A Depositors Ford Credit Floorplan Corporation Ford Credit Floorplan LLC Servicer and Sponsor Ford Motor Credit Company LLC Joint-Lead Managers Barclays Capital Inc. Credit Suisse Securities (USA) LLC Deutsche Bank Securities Inc. RBC Capital Markets, LLC Co-Managers SMBC Nikko Securities America, Inc. Banco do Brasil Securities LLC Indenture Trustee The Bank of New York Mellon Owner Trustee U.S. Bank Trust, N.A. Backup Servicer Wells Fargo Bank, N.A. TRANSACTION PARTICIPANTS AND POTENTIAL TIMING Expected Key Dates Item Thursday, January 29 Pre-Marketing Monday, February 2 Announce Transaction Tuesday, February 3 Price Transaction Tuesday, February 10 Settlement Date February 2015 S M T W T F S 1 2 3 4 5 6 7 8 9 10 11 12 13 14 15 16 17 18 19 20 21 22 23 24 25 26 27 28 Expected Key Dates FLOORPLAN TRANSACTION January 2015 S M T W T F S 1 2 3 4 5 6 7 8 9 10 11 12 13 14 15 16 17 18 19 20 21 22 23 24 25 26 27 28 29 30 31

FLOORPLAN TRANSACTION
TRANSACTION STRUCTURE – SERIES 2015-1

- **Enhancement provided by subordinated notes, required subordinated amount, required reserve account and excess spread:**

Capital Structure	Series 2015-1 3 Year Allocation*	Expected Ratings Moody's	Expected Ratings Fitch
Class A-1 (Fixed) Class A-2 (Float)	76.50%	Aaa	AAA
Class B notes (Fixed)	3.50%	Aa1	AA
Class C notes (Fixed)***	5.00%	NR	NR
Class D notes (Fixed)***	3.00%	NR	NR
Subordination Factor	12.00%		
Total	100.00%		
Cash Reserve	0.88%		
Total Class A Enhancement	24.38%		

Class A1 and A2 Notes Size	$TBD
Payment Type	Fixed / Float
Benchmark	Interpolated Swaps / 1M Libor
Expected Final	January 15, 2018
Legal Final	January 15, 2020
ERISA Eligible	Yes
Method of Distribution	Public
Payment Rate Trigger	25% payment rate layer is breached **

* As a percent of the required pool balance allocated to the series

** Subordination Factor will increase by 4 ppts or the percentage required to be on deposit in the Reserve Fund will increase by the Step-Up Percentage

*** The Class C and Class D notes are not being offered

SLIDE F-6

FLOORPLAN TRANSACTION
TRANSACTION STRUCTURE – SERIES 2015-2

- **Enhancement provided by subordinated notes, required subordinated amount, required reserve account and excess spread:**

Capital Structure	Series 2015-2 5 Year Allocation*	Expected Ratings Moody's	Expected Ratings Fitch
Class A-1 (Fixed) Class A-2 (Float)	76.50%	Aaa	AAA
Class B notes (Fixed)	3.50%	Aa1	AA
Class C notes (Fixed)***	5.00%	NR	NR
Class D notes (Fixed)***	3.00%	NR	NR
Subordination Factor	12.00%		
Total	100.00%		
Cash Reserve	0.88%		
Total Class A Enhancement	24.38%		

Class A1 and A2 Notes Size	$TBD
Payment Type	Fixed / Float
Benchmark	Interpolated Swaps / 1M Libor
Expected Final	January 15, 2020
Legal Final	January 15, 2022
ERISA Eligible	Yes
Method of Distribution	Public
Payment Rate Trigger	25% payment rate layer is breached **

* As a percent of the required pool balance allocated to the series

** Subordination Factor will increase by 4 ppts or the percentage required to be on deposit in the Reserve Fund will increase by the Step-Up Percentage

*** The Class C and Class D notes are not being offered

SLIDE F-7

FLOORPLAN MASTER TRUST

SLIDE F-9 FLOORPLAN OVERVIEW • Ford Credit has been financing dealer vehicle inventory since 1959 and has been securitizing floorplan loans since 1991 • Ford Credit provides financing for about 80%* of Ford and Lincoln dealer inventory, or approximately 2,700 dealers • Floorplan receivables are secured primarily by the financed vehicles and payment is required when the vehicle is sold • Ford Credit’s floorplan portfolio has historically experienced very low losses • Low losses are primarily a function of strong risk management practices and servicing: – Continuous dealer monitoring of: • Financial health • Payment performance • Vehicle collateral status – Intensification of risk management actions as dealer risk increases – Use of proprietary risk rating assessment and behavioral scoring models – Ford Credit leverages access to dealer information through Ford relationship • Ford Credit regularly audits dealer inventory and sales records by VIN to verify each receivable is paid following the sale of the financed vehicle * As of September 30, 2014, excluding fleet dealer sales FLOORPLAN TRUST

SLIDE F-10 TRUST OVERVIEW • Ford Credit’s current floorplan securitization trust was established in 2001 as a master trust (similar to a revolving credit card securitization trust) and has issued more than 30 series • The Trust offers floorplan asset-backed securities though various channels: – Public transactions – Rule 144A transactions – Other private transactions • Over 90%* of Ford Credit’s total floorplan portfolio is designated to the Trust for securitization * As of September 30, 2014 FLOORPLAN TRUST

SLIDE F-11 PERFORMANCE OVERVIEW Memo Days Supply** 71 120 143 10% 15% 20% 25% 30% 35% 40% 45% 50% 55% 60% Sep-09 Mar-10 Sep-10 Mar-11 Sep-11 Mar-12 Sep-12 Mar-13 Sep-13 Mar-14 Sep-14 Payment Rate Payment rate triggers Portfolio Net Losses (Recoveries) as a Percent of Average Principal Balance (1)(2)(3)* Trust Net Losses (Recoveries) as a Percent of Average Principal Balance (3)(5)(6)(7)* 3 Month Average of Monthly Principal Payment Rate Floorplan Portfolio Dealer Risk Ratings 0.000% 0.000% 0.000% 0.000% 0.000% 0.000% 0.000% 2009 2010 2011 2012 2013 3Q 2013 3Q 2014 No Trust losses realized – Ford Credit elects to repurchase receivables from “status” accounts 0.353% (0.087)% (0.021)% (0.025)% (0.008)% (0.005)% (0.006)% 2009 2010 2011 2012 2013 3Q 2013 3Q 2014 Losses Recoveries 0% 10% 20% 30% 40% 50% 60% 70% 80% 90% 100% Dec-09 Dec-10 Dec-11 Dec-12 Dec-13 Sep-14 Percent of Principal Balance Other*** Group IV (Poor) Group III Group II Group I (Strong) * See Appendix – Floorplan Portfolio Performance slide footnotes ** Estimated days supply derived from payment rate *** Other includes dealers that have no dealer risk rating because Ford Credit only provides in-transit financing or because Ford Credit is in the process of terminating the financing for such dealer; see Dealer Risk Rating Assessment slide for definitions FLOORPLAN TRUST

SLIDE F-12 $4 $6 $8 $10 $12 $14 $16 $18 Sep-08 Sep-09 Sep-10 Sep-11 Sep-12 Sep-13 Sep-14 Billions Floorplan Trust Balance (excluding EFA) Required Pool Balance * Excess funding account (EFA) has been funded periodically when the Trust balance declines below the required pool balance (for example, as a result of plant shutdowns or manufacturer vehicle marketing incentive programs) Note: As of September 30, 2014 the Trust balance was $16.18 billion Cash funding required as a result of low Trust balance* HISTORICAL BALANCE FLOORPLAN TRUST

SLIDE F-13 STRUCTURE OVERVIEW • Credit enhancement in our floorplan securitization program includes: – Subordination of junior notes – Required subordinated amount – Cash reserve – Excess spread • The structure also provides for 1:1 incremental subordination to cover any ineligible receivables and receivables in excess of the specified concentration limit Concentration Limit Ineligible receivables n/a 9.0 $ Dealer concentration (5% for AutoNation) 2% 0.0 Used vehicle concentration 20% 0.0 Fleet concentration 4% 0.0 Medium/Heavy truck concentration 2% 0.0 Manufacturer concentration 10% 0.0 (2% or 6% for lower rated manufacturers) Total: 9.0 $ ($Mils.) Incremental Subordination * % of Receivable Balance Total Class A Enhancement ~24.4% * As of September 30, 2014 Class A Notes ("AAA") 76.5% Class B Notes ("AA") 3.5% Class C Notes (“Not Rated") 5.0% Class D Notes (“Not Rated") 3.0% Subordinated Interest Amount 12.0% Reserve Account 0.9% Excess Spread (per annum) FLOORPLAN TRUST

SLIDE F-14 KEY TRIGGERS • Amortization Triggers -- Series will start to amortize if any of the triggers are breached: – Average monthly principal payment rate for the three preceding collection periods is less than 21% – The cash balance in the excess funding account exceeds 30% of the adjusted invested amount of all series for three consecutive months – The available subordinated amount is less than the required subordinated amount – Bankruptcy of a depositor, Ford or Ford Credit (Chapter 7 or Chapter 11) • Enhancement Step-Up Trigger -- Subordination or reserve fund increases by 4 percentage points if average monthly principal payment rate for the three preceding collection periods is less than 25% FLOORPLAN TRUST

SLIDE F-15 OUTSTANDING SERIES* • Private Variable Funding Notes used to manage seasonal fluctuations of Trust balance and provide an additional source of liquidity – Capacity $3.8 billion • Legacy public series reflect previous rating agency methodology and structure prior to changes in subordination and introduction of payment rate step-up trigger - Total Funding: 11.6 $ - Total Assets: 16.2 $ - Unfunded Assets: 2.6 $ Trust Balance ($Bils.) * As September 30, 2014 ** 24.27% for 144A Series (2013-2, 2014-3) FLOORPLAN TRUST Private Variable Legacy Public Current Public Funding Notes Term Series Term Series Series 2006-1, 2010-4, 2012-3 2010-2, 2010-3 2012-2, 2012-5, 2013-1, 2013-2 **, 2013-3, 2013-4, 2013-5, 2014-1, 2014-2, 2014-3 ** Amount Outstanding ($Bils.) $ 0.9 $ 1.4 $ 9.3 Senior Hard Enhancement AAA Notes 25.75% 29.81% 24.38% Maturity Ranges Nov-14 -- Jun-16 Feb-15 Jun-15 -- Jun-20

FLOORPLAN SERVICING AND RISK MANAGEMENT

SLIDE F-17 • Dealer Structure – Dealers vary in size and complexity – from single store to multi-point / multi-franchise organizations – Many dealers use a holding company structure similar to the one shown here • Collateral – The financed vehicles are the primary collateral for dealer floorplan loans – For many dealers, Ford Credit also obtains personal guarantees and secondary collateral* in the form of additional dealer assets, including dealer adjusted net worth and real estate equity – Dealers have significant “skin in the game,” which provides a strong incentive for dealers to repay floorplan loans TYPICAL DEALER STRUCTURE Assets • Stocks, bonds, cash • Non-dealer real estate • Other assets, for example, boat, plane, jewelry and furniture Assets • Unfloored used inventory • Furniture, fixtures, parts, accessories and equipment • Dealer net worth Assets • Land • Buildings Personal guarantees from many dealers Dealer Principal Secondary Collateral Holding Company Real Estate Holding Company Dealer (Borrower) Secondary Collateral Secondary Collateral Primary Collateral Financed new and used vehicles * Secondary collateral is used in assessing the creditworthiness of a dealer; however, it is not used in assignment of risk group FLOORPLAN SERVICING AND RISK MANAGEMENT

SLIDE F-18 UNDERWRITING AND CREDIT REVIEW PROCESS • A dealer seeking to finance its vehicle inventory with Ford Credit must submit a request for financing along with its financial and other information • Ford Credit performs a thorough review of the dealer’s: – Business, legal and operations structure including number of manufacturer franchises – Credit information – Financial statements or tax returns – Bank references – Types of vehicles included in the dealer’s inventory and specialty services provided by the dealer for certain vehicles or customers, such as fleet • Ford Credit evaluates the dealer’s marketing capabilities, financial resources and the amount and types of financing requested • The financing extended to a dealer is tailored to suit the business and operational needs of the dealer and depends on the financial strength and nature of the dealer’s business • Due to ongoing nature of floorplan financing arrangements, Ford Credit periodically performs a credit review of each dealer, typically at least annually, following the same process utilized to evaluate new dealer account originations FLOORPLAN SERVICING AND RISK MANAGEMENT

SLIDE F-19 DEALER RISK RATING ASSESSMENT • Ford Credit uses a proprietary scoring model to evaluate new dealer account originations, perform ongoing credit reviews of dealers and assign risk ratings to dealers • Dealer risk ratings are categorized into groups: • Large sample size and significant historical experience have been analyzed to identify key indicators that predict a dealer’s ability to meet its financial obligations, including capitalization and leverage, liquidity and cash flow, profitability, credit history and payment performance • Risk rating is based on the dealer and does not take into account the personal guarantees or net worth of the owners • Origination scoring model is validated regularly to ensure the integrity and performance of the model and is updated if necessary Group Description I Strong to superior financial metrics II Fair to favorable financial metrics III Marginal to weak financial metrics IV Poor financial metrics, may be uncollectible Other Includes dealers that have no dealer risk rating because Ford Credit only provides intransit financing or because Ford Credit is in the process of terminating the financing for such dealer FLOORPLAN SERVICING AND RISK MANAGEMENT

SLIDE F-20 DEALER BEHAVIORAL ASSESSMENT • Ford Credit uses a proprietary behavior scoring model, Monthly Accounts Review (MAR), to assess each dealer monthly – MAR rating directs the intensity and frequency of our dealer monitoring and controls • Large sample size and significant historical experience have been analyzed to identify key indicators that predict a dealer’s near-term ability to meet its financial obligations – MAR utilizes the dealer’s most recent unadjusted financial metrics, payment performance and credit line utilization • MAR allows Ford Credit to identify behavior risks and appropriately allocate resources to resolve issues before they escalate • MAR is validated regularly to ensure integrity and performance of the model and is updated if necessary FLOORPLAN SERVICING AND RISK MANAGEMENT

FLOORPLAN SERVICING AND RISK MANAGEMENT
DEALER MONITORING STRATEGY


Dealers
Monitor
Monthly Accounts Review (MAR)
No Further Action
Dashboard
Watch Report
ICU
MAR
Directed
Action
Plans
Status
Liquidation

Monitor
- ✓ Payoffs
- ✓ Aged Inventory
- ✓ Overline Report
- ✓ Financial Statements
- ✓ Risk Rating
- ✓ Credit File Review
- ✓ Dashboard Trend Report

Monthly Accounts Review
- ✓ Assess dealer risk and determine action plans

Dashboard – Medium to Low Risk
- ✓ Trigger based action plans

Watch Report – Medium to High Risk
- ✓ Formal review of action plans and results presented to senior management (plans may include accelerated physical audits)

Intensive Care Unit (ICU) – High Risk
- ✓ More experienced risk team
- ✓ Increased intensity surrounding action plans and timelines

Status
- ✓ On-site control
- ✓ Focus on asset protection

Liquidation
- ✓ Focus on loss mitigation

SLIDE F-21

SLIDE F-22 INVENTORY AUDITS A dealer’s risk rating determines the scheduled frequency of on-site vehicle inventory audits: • Ford Credit engages a vendor to perform on-site vehicle inventory audits – Size of an audit team varies based on dealer locations and complexity – All dealer locations are typically audited same day • Dealer generally does not receive advance notice of an audit • Strict restrictions on how often the same auditor may lead a dealer’s audit • Ford Credit reconciles each audit daily • Immediate payment is required for any sold vehicle • Ford Credit follows a robust quality assurance process to monitor the vendor’s performance FLOORPLAN SERVICING AND RISK MANAGEMENT

SLIDE F-23 FORD CREDIT ACTIONS • If Ford Credit discovers any issues when monitoring a dealer, it may: – Increase frequency of on-site vehicle inventory audits or schedule an immediate on-site vehicle inventory audit – Review curtailment options and advance rates – Suspend credit lines – Verify cash balances and organizational structure – Assign Ford Credit dealership accounting specialists to perform an indepth review of the dealership and validate the accuracy and completeness of financial statement(s) – Meet with owners/guarantors – Increase risk rating to trigger more extensive monitoring – Discuss with the Ford or Lincoln sales division to ensure an aligned approach FLOORPLAN SERVICING AND RISK MANAGEMENT

SLIDE F-24 STATUS DEALER PROCEDURES • A dealer status is declared when: – Dealer does not satisfy a sold out-of-trust condition (payment not remitted to Ford Credit upon sale of vehicle) discovered during an audit – Dealer fails to pay principal or interest – Dealer bankruptcy – Other circumstances that warrant immediate action • Once a status is declared Ford Credit may then: – Suspend credit lines – Maintain Ford Credit personnel on site – Collect titles and keys – Secure dealer inventory – Issue payment demand letters – Obtain liens on property of guarantors – Increase the dealer’s floorplan interest rate • If Ford Credit does not believe that a dealer can resolve a status situation, Ford Credit will: – Liquidate vehicles and any available secondary collateral to obtain greatest value – Continue collection efforts against personal and corporate guarantors • Should liquidation be necessary, inventory is disposed through the following channels: – Transfer of vehicles to other dealers – Repurchase by manufacturer and redistribution to other dealers – Sale of vehicles at auction FLOORPLAN SERVICING AND RISK MANAGEMENT

SLIDE F-25 CAPTIVE FINANCE COMPANY BENEFITS • Integrated systems enable real time controls: • Other captive finance company benefits: – Access to monthly dealer financial statements allows monitoring of dealer financial strength – Aligned sales, production and inventory objectives between Ford and Ford Credit – Dealer monitoring by both Ford and Ford Credit – Joint Ford and Ford Credit discussions with dealers on various aspects of the business – Comparative dealership benchmarking between dealerships of like size or in similar markets 1. Dealer Floorplan Receivables System North American Vehicle Information System Ford Credit Ford Dealer Information on sold vehicles reported to Ford Credit and matched to floorplan receivables Dealer pays off floorplan receivables Dealer reports vehicle sale to obtain: - Warranty registration - Manufacturer incentives 2. 3. FLOORPLAN SERVICING AND RISK MANAGEMENT

OUR PLAN --

SLIDE F-27 • Continue implementation of our global Plan: - Aggressively restructure to operate profitably at the current demand and changing model mix - Accelerate development of new products our customers want and value - Finance our Plan and improve our balance sheet - Work together effectively as one team -- leveraging our global assets Profits & Cash PROFITABLE GROWTH FOR ALL + + = Small Medium Large Asia Pacific Americas Europe, Middle East & Africa The ONE Ford Plan Has Served Us Well OUR PLAN --

SLIDE F-28 One Ford product portfolio deployed globally; vehicle platforms rationalized Quality improved Advanced technology launched across our products, including SYNC, EcoBoost and electrification Ford brand revitalized Strong business in North America sustained; profitable growth in China achieved; transformation plan in Europe implemented Balance sheet strengthened, investment grade credit rating achieved, shareholder actions restored and increased Strong Foundation In Place To Grow Business FORD IS A SUBSTANTIALLY STRONGER COMPANY

SLIDE F-29 Delivering Profitable Growth For All People Working Together As A Lean, Global Enterprise For Automotive Leadership Operating Margins 8 - 9% Top 5 Sales More Balanced Regional & Segment Profits Top Quartile Total Shareholder Return (TSR) Highly Regarded By All Stakeholders ONE FORD LONG-TERM OBJECTIVES

SLIDE F-30 Strong Brands Serving All Markets Complete Family Of Best-In-Class Vehicles Profit = Revenue X Margin • Expand In Small Vehicles And Luxury • Strengthen Position In Utility Vehicles And Trucks • Further Strengthen Ford Brand Globally • Grow Lincoln Brand • Nurture Developed Markets; Sharply Expand In Emerging Markets • Leverage Parts & Service And Ford Credit • Deliver Scale Benefits • Optimize Footprint • Drive Cost Efficiencies • Improve Processes Product Excellence Innovation • Enhance Consumer Experience • Lead In Connectivity • Innovate In Mobility • Evolve Autonomous Vehicles Technology • Leverage Analytics Ford Smart Mobility Asia Pacific Americas Europe, Middle East & Africa Small Medium Large “Turbo Machine” PROFITABLE GROWTH FOR ALL ONE FORD STRATEGIC FRAMEWORK

SLIDE F-31 This Page Intentionally Left Blank

2015 PLANNING ASSUMPTIONS AND KEY METRICS

	2014 Full Year Results	2015 Full Year Plan
Planning Assumptions (Mils.)		
Industry Volume* -- U.S.	16.8	17.0 - 17.5
-- Europe 20	14.6	14.8 - 15.3
-- China	24.0	24.5 - 26.5
Key Metrics		
Automotive (Compared with 2014):		
- Revenue (Bils.)	$ 135.8	Higher
- Operating Margin**	3.9 %	Higher
- Operating-Related Cash Flow (Bils.)***	$ 3.6	Higher
Ford Credit (Compared with 2014):		
- Pre-Tax Profit (Bils.)	$ 1.9	Equal To Or Higher
Total Company:		
- Pre-Tax Profit (Bils.)***	$ 6.3	$8.5 - $9.5

* Based, in part, on estimated vehicle registrations; includes medium and heavy trucks

** Automotive operating margin is defined as Automotive pre-tax results, excluding special items and Other Automotive, divided by Automotive revenue

*** Excludes special items; see Appendix for detail and reconciliation to GAAP

Strong Growth And Financial Performance Expected For 2015; Total Company Pre-Tax Profit To Be $8.5 Billion To $9.5 Billion

SLIDE F-32

SLIDE F-33 Expect Total Company Pre-Tax Profit, Excluding Special Items, To Be $8.5 Billion To $9.5 Billion 2015 KEY METRICS -- BUSINESS UNITS 2014 Full Year 2015 Full Year Results Outlook Automotive (Mils.) North America 6,898 $ Higher* - Operating Margin 8.4 8 - 9% South America (1,162) Substantially Improved* Europe (1,062) Improved* Middle East & Africa (20) Loss Asia Pacific 589 Higher* Net Interest Expense (583) Equal To Or Higher* Ford Credit (Mils.) 1,854 $ Equal To Or Higher* * Compared with 2014%

SLIDE F-34 = 2014 = 2015

SLIDE F-35 Flex Edge Fusion Transit Mustang Focus Super Duty Transit Connect Escape C-MAX Fiesta Taurus Expedition Explorer F-150 NORTH AMERICA = 2014 = 2015

SLIDE F-36 Memo: N.A. Industry SAAR (Mils.)* 19.1 20.2 N.A. Market Share* 15.2% 14.2% U.S. Industry SAAR (Mils.)* 15.9 16.8 U.S. Market Share* 15.7% 14.7% 2,842 3,006 2014 2013 Wholesales (000) $82.4 $86.5 2014 2013 Revenue (Bils.) 8.4% 10.2% 2014 2013 Operating Margin (Pct.) $6,898 $8,809 2014 2013 Pre-Tax Results (Mils.) * Based, in part, on estimated vehicle registrations; includes medium and heavy trucks AUTOMOTIVE SECTOR -- NORTH AMERICA 2014 FULL YEAR KEY METRICS COMPARED WITH 2013

SLIDE F-37 Memo: B / (W) Prior Yr. (Pts.) (0.6) (1.2) (0.8) (1.1) (1.0) (0.5) (0.9) (0.4) (0.9) (0.6) Total Share of Total Industry Retail Share of Retail Industry* * Present quarter is estimated, prior quarters are based on latest Polk data 14.7% 13.0% 15.3% 13.5% 15.3% 14.1% 12.8% 12.8% 14.3% 12.8% Second Quarter Third Quarter First Quarter Fourth Quarter Full Year Second Quarter Third Quarter First Quarter Fourth Quarter Full Year 2014 2014 AUTOMOTIVE SECTOR -- NORTH AMERICA FORD U.S. MARKET SHARE

[LOGO]

SLIDE F-39 A VIRTUOUS CIRCLE -- INTEGRATION CREATES A STRATEGIC ADVANTAGE • Automotive specialist with vested interest in Ford dealer success • Training and consulting • Consistent market presence • Fast, flexible, quality service • Full array of products • Incremental vehicle sales (Spread of business and customer relationship management) More products, faster • Higher customer satisfaction and loyalty • Profits and dividends • Trusted brand • Access to dealer channel Dealers

SLIDE F-40 STRATEGIC PRIORITIES FORD CREDIT • Profitably support the sale of Ford Motor Company vehicles globally: – Support synergies with automotive brand partners – Maximize customer and dealer satisfaction and loyalty – Make efficient use of capital – Continuously improve productivity – Grow business to support Ford’s growth plans Partner With Auto Business And Provide Consistent Profits And Distributions To Ford

SLIDE F-41 • Another strong performance with Full Year pre-tax profit of $1.9 billion and Fourth Quarter pre-tax profit of $423 million, the highest since 2011 • Full Year net income of $1.7 billion, Fourth Quarter of $411 million • Managed receivables of $113 billion at Year End, up $10 billion from 2013 • Full Year loss-to-receivables ratio of 0.19%, up one basis point from a year ago; Fourth Quarter of 0.27%, up seven basis points from a year ago • Full Year charge-offs of $209 million, up $33 million from 2013; Fourth Quarter charge-offs of $76 million, up $24 million from a year ago • Year End credit loss reserve of $359 million, or 0.32% of receivables • Full Year distributions were $395 million • Managed leverage of 8.7 to 1 at Year End * See slide 20 and Appendix for reconciliation to GAAP FORD CREDIT 2014 OPERATING HIGHLIGHTS*

SLIDE F-42 $1,756 $1,854 $357 $(87) $(51) $(129) $8 Millions $98 Memo: Receivables (Bils.) Net* $100 $108 Managed** 103 113 * Net receivables reflect net finance receivables and net investment in operating leases reported on Ford Credit’s balance sheet ** Managed receivables equal net receivables, excluding unearned interest supplements and residual support, allowance for credit losses, and other (primarily accumulated supplemental depreciation) Lease Residual Volume 2014 2013 Credit Loss Financing Margin Other FORD CREDIT 2014 FULL YEAR PRE-TAX RESULTS COMPARED WITH 2013

SLIDE F-43 $1,327 $706 $523 $632 $1,135 $1,095 $415 $201 $136 $176 $209 1.02% 0.57% 0.39% 0.46% 0.84% 1.07% 0.47% 0.24% 0.16% 0.18% 0.19% 2004 2005 2006 2007 2008 2009 2010 2011 2012 2013 2014 Worldwide Charge-Offs (Mils.) and Loss-to-Receivables (%) LTR Reserves as % of EOP Rec. Credit Losses Remain At Historic Lows $2,434 $1,586 $1,110 $1,090 $1,668 $1,549 $854 $534 $408 $380 $359 1.80% 1.19% 0.81% 0.77% 1.40% 1.61% 1.02% 0.63% 0.44% 0.37% 0.32% 2004 2005 2006 2007 2008 2009 2010 2011 2012 2013 2014 Worldwide Credit Loss Reserve (Mils.) and Reserves as a Pct. of EOP* Receivables *EOP Receivables - End-of-Period Receivables FORD CREDIT EFFECTIVE SERVICING -- LOW CREDIT LOSSES

SLIDE F-44 $52 $52 $33 $48 $76 Memo: Retail & Lease $51 $55 $31 $48 $77 LTR (%) Charge-Offs (Mils.) Credit Loss Reserve (Mils.) and Reserve as a Pct. of EOP Managed Receivables Reserve Reserve as % of EOP Mgd. Rec. 0.20% 0.20% 0.12% 0.17% 0.27% $380 $358 $353 $356 $359 0.37% 0.34% 0.32% 0.32% 0.32% 4Q 1Q 2Q 3Q 2013 4Q 2014 4Q 1Q 2Q 3Q 4Q 4Q 1Q 2Q 3Q 2013 4Q 2014 2013 2014 FORD CREDIT WORLDWIDE CREDIT LOSS METRICS

SLIDE F-45 0.15% 0.14% 0.15% 0.15% 0.14% Over-60-Day Delinquencies* Memo: New Bankruptcy Filings (000) 42 31 23 17 15 $280 $144 $100 $127 $146 0.68% 0.36% 0.23% 0.26% 0.27% Charge-Offs (Mils.) and LTR (%) LTR 2010 2011 2012 2013 2014 2010 2011 2012 2013 2014 Repossessions (000) 64 45 32 29 28 2.41% 1.86% 1.35% 1.18% 1.06% 2010 2011 2012 2013 2014 Repo. Ratio Memo: Severity $6,900 $6,500 $6,900 $7,600 $7,900 Average Placement FICO Score 2010 2011 2012 2013 2014 730 738 737 738 741 * Excluding bankruptcies FORD CREDIT HISTORICAL U.S. RETAIL AND LEASE CREDIT LOSS DRIVERS

SLIDE F-46 7 7 6 7 8 1.14% 1.12% 0.98% 1.07% 1.06% $42 $45 $18 $32 $52 0.33% 0.35% 0.13% 0.23% 0.36% Memo: New Bankruptcy Filings (000) 4 3 4 4 3 Repossessions (000) Repo. Ratio Severity Charge-Offs (Mils.) and LTR (%) LTR 0.16% 0.16% 0.12% 0.15% 0.14% $8,100 $7,700 $7,300 $8,100 $8,600 Over-60-Day Delinquencies* * Excluding bankruptcies 4Q 1Q 2Q 3Q 4Q 4Q 1Q 2Q 3Q 4Q 4Q 1Q 2Q 3Q 4Q 4Q 1Q 2Q 3Q 4Q 2013 2014 2013 2014 2013 2014 2013 2014 FORD CREDIT U.S. RETAIL AND LEASE CREDIT LOSS DRIVERS

SLIDE F-47 $19,465 $20,000 $20,395 $19,840 $19,295 $17,770 $18,805 $18,980 $18,225 $18,035 Lease Return Volume (000) Auction Values (At 4Q 2014 Mix) 1Q 4Q 4Q 2Q 3Q 2014 2013 24-Month 36-Month 39-Month / Other 36-Month 24-Month 5 8 7 8 6 8 12 13 12 9 21 40 30 24 20 Memo: U.S. Return Rates 77% 82% 75% 75% 77% 60 34 Memo: Worldwide Net Investment in Operating Leases (Bils.) $18.3 $18.8 $19.9 $20.9 $21.5 1Q 4Q 4Q 2Q 3Q 50 2014 2013 44 35 FORD CREDIT U.S. LEASE RESIDUAL PERFORMANCE

SLIDE F-48 • Completed our Full Year funding plan, highlights include: – Issued $28 billion of public term funding in the U.S., Canada, Europe, Mexico, Brazil, and China – Launched several new funding platforms, increasing diversification Retail revolving ABS (FordREV) and returned to MTN and Tier 3 rated CP markets Securitization and syndicated term loan in China Unsecured debt in Brazil • Ended the year with net liquidity of $27 billion – Allocated $2 billion of Ford’s revolving credit facility – Extended and grew FCE Bank unsecured credit facility – Transitioned FCAR lines to other committed ABS lines FORD CREDIT FUNDING HIGHLIGHTS

SLIDE F-49 Unsecured $ 9 $ 11 $ 13 $ 12 – 15 Securitizations* 14 14 15 13 – 16 Total $ 23 $ 25 $ 28 $ 25 – 31 2012 Actual (Bils.) 2013 Actual (Bils.) 2014 Actual (Bils.) 2015 Forecast (Bils.) * Includes Rule 144A offerings FORD CREDIT PUBLIC TERM FUNDING PLAN

SLIDE F-50 * The Ford Interest Advantage program consists of our floating rate demand notes ** Obligations issued in securitization transactions that are payable only out of collections on the underlying securitized assets and related enhancements *** Excludes marketable securities related to insurance activities Securitized Funding as Percentage of Managed Receivables 47% 44% 38% 36-38% Funding of Managed Receivables (Bils.) Equity Term Asset-Backed Securities** Term Debt (incl Bank Borrowings) Cash, Cash Equivalents, and Marketable Securities*** Ford Interest Advantage* $123-128 $46-48 $59-62 $12-13 $9-10 ~$5 $92 $37 $10 $11 $39 $5 $8 $103 $43 $11 $11 $45 $5 Commercial Paper ~$3 $5 $113 $43 $11 $9 $55 $6 $2 Year-End 2012 Year-End 2013 Year-End 2015 Fcst. Year-End 2014 Other $5 $4 $5 ~$7 FORD CREDIT FUNDING STRUCTURE

FORD CREDIT
LIQUIDITY PROGRAMS

	2013	2014	
	Dec. 31 (Bils.)	Sep 30 (Bils.)	Dec. 31 (Bils.)
Liquidity Sources			
Cash *	$ 10.8	$ 10.6	$ 8.9
Committed ABS lines **	29.4	33.0	33.7
FCAR Bank Lines	3.5	-	-
FCE / Other unsecured credit facilities	1.6	1.9	1.6
Ford revolving credit facility allocation	-	2.0	2.0
Total Liquidity Sources	$ 45.3	$ 47.5	$ 46.2
Utilization of Liquidity			
Securitization Cash ***	$ (4.4)	$ (2.4)	$ (2.4)
Committed ABS lines	(14.7)	(15.7)	(15.3)
FCAR Bank Lines	(3.3)	-	-
FCE / Other unsecured credit facilities	(0.4)	(0.7)	(0.4)
Ford revolving credit facility allocation	-	-	-
Total Utilization of Liquidity	$ (22.8)	$ (18.8)	$ (18.1)
Gross Liquidity	$ 22.5	$ 28.7	$ 28.1
Adjustments ****	(1.1)	(1.7)	(1.6)
Net Liquidity Available For Use	$ 21.4	$ 27.0	$ 26.5

Committed Capacity $37.3 billion

* Cash, cash equivalents, and marketable securities (excludes marketable securities related to insurance activities)
** Committed ABS lines are subject to availability of sufficient assets and ability to obtain derivatives to manage interest rate risk
*** Used only to support on-balance sheet securitization transactions
**** Adjustments include other committed ABS lines in excess of eligible receivables and certain cash within FordREV available through future sales of receivables

SLIDE F-51

SLIDE F-52 • The Plan is working • Another strong year with receivables up about 10% from a year ago • Continued strong asset portfolio performance • Diversified funding plan and strong liquidity • Delivering profitable, sustainable growth FORD CREDIT 2014 SUMMARY

SLIDE F-53 Ford Investor Relations Contact: Fixed Income Investors: Stephen Dahle (U.S.-based) 313-621-0881 fixedinc@ford.com Information on Ford: • www.shareholder.ford.com • 10-K Annual Reports • 10-Q Quarterly Reports • 8-K Current Reports • Ford University Information on Ford Motor Credit Company: • www.fordcredit.com/investor-center • 10-K Annual Reports • 10-Q Quarterly Reports • 8-K Current Reports • Ford Credit University FURTHER INFORMATION

SLIDE F-54 Statements included or incorporated by reference herein may constitute "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements are based on expectations, forecasts, and assumptions by our management and involve a number of risks, uncertainties, and other factors that could cause actual results to differ materially from those stated, including, without limitation: • Decline in industry sales volume, particularly in the United States or Europe, due to financial crisis, recession, geopolitical events, or other factors; • Decline in Ford's market share or failure to achieve growth; • Lower-than-anticipated market acceptance of Ford's new or existing products; • Market shift away from sales of larger, more profitable vehicles beyond Ford's current planning assumption, particularly in the United States; • An increase in or continued volatility of fuel prices, or reduced availability of fuel; • Continued or increased price competition resulting from industry excess capacity, currency fluctuations, or other factors; • Fluctuations in foreign currency exchange rates, commodity prices, and interest rates; • Adverse effects resulting from economic, geopolitical, or other events; • Economic distress of suppliers that may require Ford to provide substantial financial support or take other measures to ensure supplies of components or materials and could increase costs, affect liquidity, or cause production constraints or disruptions; • Work stoppages at Ford or supplier facilities or other limitations on production (whether as a result of labor disputes, natural or man-made disasters, tight credit markets or other financial distress, production constraints or difficulties, or other factors); • Single-source supply of components or materials; • Labor or other constraints on Ford's ability to maintain competitive cost structure; • Substantial pension and postretirement health care and life insurance liabilities impairing our liquidity or financial condition; • Worse-than-assumed economic and demographic experience for postretirement benefit plans (e.g., discount rates or investment returns); • Restriction on use of tax attributes from tax law "ownership change;" • The discovery of defects in vehicles resulting in delays in new model launches, recall campaigns, or increased warranty costs; • Increased safety, emissions, fuel economy, or other regulations resulting in higher costs, cash expenditures, and / or sales restrictions; • Unusual or significant litigation, governmental investigations, or adverse publicity arising out of alleged defects in products, perceived environmental impacts, or otherwise; • A change in requirements under long-term supply arrangements committing Ford to purchase minimum or fixed quantities of certain parts, or to pay a minimum amount to the seller ("take-or-pay" contracts); • Adverse effects on results from a decrease in or cessation or clawback of government incentives related to investments; • Inherent limitations of internal controls impacting financial statements and safeguarding of assets; • Cybersecurity risks to operational systems, security systems, or infrastructure owned by Ford, Ford Credit, or a third-party vendor or supplier; • Failure of financial institutions to fulfill commitments under committed credit and liquidity facilities; • Inability of Ford Credit to access debt, securitization, or derivative markets around the world at competitive rates or in sufficient amounts, due to credit rating downgrades, market volatility, market disruption, regulatory requirements, or other factors; • Higher-than-expected credit losses, lower-than-anticipated residual values, or higher-than-expected return volumes for leased vehicles; • Increased competition from banks or other financial institutions seeking to increase their share of financing Ford vehicles; and • New or increased credit, consumer, or data protection or other regulations resulting in higher costs and / or additional financing restrictions. We cannot be certain that any expectation, forecast, or assumption made in preparing forward-looking statements will prove accurate, or that any projection will be realized. It is to be expected that there may be differences between projected and actual results. Our forward-looking statements speak only as of the date of their initial issuance, and we do not undertake any obligation to update or revise publicly any forward-looking statement, whether as a result of new information, future events, or otherwise. For additional discussion, see "Item 1A. Risk Factors" in our Annual Report on Form 10-K for the year ended December 31, 2013, as updated by our subsequent Quarterly Reports on Form 10-Q and Current Reports on Form 8-K. RISK FACTORS

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APPENDIX

APPENDIX
FLOORPLAN PORTFOLIO PERFORMANCE

Go Further

Loss Experience of Ford Credit's Dealer Floorplan Portfolio

		Nine Months Ended September 30,		Year ended December 31,				
		2014	2013	2013	2012	2011	2010	2009
				(Dollars in Millions)				
Ford Credit Portfolio	Average principal balance [1]	$ 19,264	$ 16,727	$17,177	$13,847	$12,199	$11,556	$10,434
	Net losses (recoveries) [2]	$ (0.8)	$ (0.6)	$ (1.3)	$ (3.5)	$ (2.6)	$ (10.1)	$ 36.8
	Net losses/average principal balance [3]	(0.006)%	(0.005)%	(0.008)%	(0.025)%	(0.021)%	(0.087)%	0.353%
	Liquidations [4]	$ 73,867	$ 71,913	$95,429	$82,418	$76,266	$72,326	$58,406
	Net losses (recoveries)/liquidations	(0.001)%	(0.001)%	(0.001)%	(0.004)%	(0.003)%	(0.014)%	0.063%
Trust	Net losses/average principal balance [3] [5] [6] [7]	0.000%	0.000%	0.000%	0.000%	0.000%	0.000%	0.000%

(1) For periods after 2010, average principal balance is the average of the principal balances of the receivables at the beginning of each month in the period indicated. For periods prior to and including 2010, average principal balance for each period indicated is the average of the average principal balances for each month in the period based on the average of the daily principal balances for the month.

(2) Net losses in any period are gross losses, including actual losses and estimated losses, less any recoveries, including actual recoveries and reductions in the amount of estimated losses, in each case, for that period. This loss experience also reflects recoveries from dealer assets other than the financed vehicles. However, because the interest of the trust in any other dealer assets will be subordinated to Ford Credit's interest in those assets, the net losses experienced by the trust may be higher.

(3) For the non-annual periods, the percentages are annualized.

(4) Liquidations represent payments and net losses that reduce the principal balance of the receivables for the period indicated.

(5) The Trust has not experienced a loss on any receivable during the indicated periods, primarily as a result of the depositors choosing to remove any receivables relating to accounts that are redesignated from the trust because they have been classified as status. However, the depositors are not required to do so, and there can be no assurance that they will continue to do so in the future.

(6) Average principal balance is the average of the principal balances of the receivables at the beginning of each month in the period indicated.

(7) Net losses in any period are gross losses, including actual losses and estimated losses, less any recoveries, including actual recoveries and reductions in the amount of estimated losses, in each case, for the period. Recoveries include amounts received from any other dealer assets securing the receivables in addition to the financed vehicles.

Historical Floorplan Losses Show The Positive Effect Of Ford Credit's Processes

Note: Recent period recoveries are a result of enforcement actions against prior year status dealers

APPENDIX F-1

• New (untitled) vehicles – 100% of invoice amount, including destination charges and dealer holdback • Auction vehicles – auction price plus auction fee and transportation costs • Used vehicles – up to 100% of wholesale value (trade publications) Advance Rates • Principal due generally upon sale of related vehicle • Interest and other administrative charges are billed and payable monthly in arrears Payment Terms • Ford Credit requires higher risk dealers to make periodic principal payments, or “curtailments,” prior to the sale or lease of the related vehicle • The amount of monthly curtailment payments is 10% of the amount financed on a vehicle, starting after a specified period of time after the vehicle is financed, over a year for new and demonstrator vehicles and less than a year for program and used vehicles • Application of the curtailment policy to a particular dealer may be modified or waived by the appropriate approval authority Curtailment Terms • Comprehensive insurance coverage for the financed vehicles is mandatory and generally is included with the financing • Over half of the dealers purchase collision coverage through Ford Credit from The American Road Insurance Company and the remainder purchase it from other insurance companies Insurance FLOORPLAN FEATURES APPENDIX F-2

• New vehicles* – prime rate plus generally 1.50% • Used vehicles – prime rate plus generally 1.75% • Floorplan rates are not risk based Floorplan Interest Rate • Prime rate plus 0.30% In-transit Vehicle Adjustment Fee** • Based on a 60-day vehicle supply • Not a strict credit limit and Ford Credit typically permits dealers to exceed their new vehicle credit lines for business reasons, including seasonal variations in sales patterns • Ford Credit generally sets vehicle credit lines below anticipated peak inventory levels New Vehicle Lines*** • Based on a 30- to 45-day vehicle supply depending on dealer risk rating • Strictly monitored credit limit and Ford Credit generally does not allow dealers to exceed their used vehicle credit lines without specific approval Used Vehicle Lines FLOORPLAN FEATURES (CONTINUED) * Certain vehicles are financed at new vehicle rates including demonstrator, service loaner and program vehicles ** In-transit floorplan receivable is created at gate release *** New floorplan receivable is created on the date the vehicle is delivered to the dealer APPENDIX F-3

Ford Credit Floorplan LLC (Depositor) The Bank of New York Mellon (Indenture Trustee) Ford Credit Floorplan Corp. (Depositor) Ford Motor Credit Company LLC (Sponsor, Servicer and Administrator) Ford Motor Company Wells Fargo Bank, N.A. (Back-up Servicer)* Ford Credit Floorplan Master Owner Trust A (Issuer) Outstanding Series FLOORPLAN TRUST LEGAL STRUCTURE * The servicer may terminate the back-up servicer, without being required to appoint a successor back-up servicer, if the long- term debt ratings of Ford Credit are at least "BBB-" from Standard & Poor's and "Baa3" from Moody's APPENDIX F-4

SLIDE F-61 S&P Moody's Fitch DBRS Issuer Ratings Ford Motor BBB- N/A BBB- BBB (low) Ford Credit BBB- N/A BBB- BBB (low) FCE Bank plc BBB N/A BBB- NR Long-Term Senior Unsecured Ford Motor BBB- Baa3 BBB- BBB (low) Ford Credit BBB- Baa3 BBB- BBB (low) FCE Bank plc BBB Baa3 BBB- NR Short-Term Unsecured Ford Credit A-3 P-3 F3 R-3 Outlook Stable Stable Positive Stable TOTAL COMPANY DEBT RATINGS APPENDIX F-5

TOTAL COMPANY 2014 INCOME FROM CONTINUING OPERATIONS APPENDIX F-6

TOTAL COMPANY SPECIAL ITEMS 2013 2014 2013 2014 (Mils.) (Mils.) (Mils.) (Mils.) Personnel-Related Items Separation-related actions* (156) $ (251) $ (856) $ (685) $ Other Items Venezuela accounting change - $ (800) $ - $ (800) $ Ford Sollers equity impairment - - - (329) 2016 Convertible Notes settlement - (126) - (126) U.S. pension lump sum program (155) - (594) - FCTA -- subsidiary liquidation - - (103) - Ford Romania consolidation loss - - (15) - Total other items (155) $ (926) $ (712) $ (1,255) $ Total special items (311) $ (1,177) $ (1,568) $ (1,940) $ Tax special items 2,080 $ 181 $ 2,157 $ 494 $ Memo: Special items impact on earnings per share** 0.43 $ (0.25) $ 0.14 $ (0.36) $ * Primarily related to separation costs for personnel at the Genk and U.K. facilities ** Includes related tax effect on special items and tax special items Fourth Quarter Full Year APPENDIX F-7

AUTOMOTIVE SECTOR NET INTEREST RECONCILIATION TO GAAP APPENDIX F-8

AUTOMOTIVE SECTOR GROSS CASH RECONCILIATION TO GAAP Dec. 31 Sep. 30 Dec. 31 (Bils.) (Bils.) (Bils.) Cash and cash equivalents 5.0 $ 6.0 $ 4.6 $ Marketable securities 20.1 16.9 17.1 Total cash and marketable securities (GAAP) 25.1 $ 22.9 $ 21.7 $ Securities in transit* (0.3) (0.1) - Gross cash 24.8 $ 22.8 $ 21.7 $ * The purchase or sale of marketable securities for which the cash settlement was not made by period end and the related payable or receivable remained on the balance sheet 2013 2014 APPENDIX F-9

AUTOMOTIVE SECTOR OPERATING-RELATED CASH FLOWS RECONCILIATION TO GAAP APPENDIX F-10

SLIDE F-67 2013 2014 2013 2014 Contract Placement Volume -- New and used retail / lease (000) North America Segment United States 288 285 1,122 1,231 Canada 33 39 140 149 Total North America Segment 321 324 1,262 1,380 International Segment Europe 94 109 404 460 Other International 35 35 96 134 Total International Segment 129 144 500 594 Total Contract Placement Volume 450 468 1,762 1,974 Financing Shares United States Financing share Retail installment and lease 44% 44% 40% 45 % Wholesale 77 77 77 77 Europe Financing share Retail installment and lease 33% 37% 34% 36 % Wholesale 97 98 98 98 Fourth Quarter Full Year FORD CREDIT OPERATING HIGHLIGHTS APPENDIX F-11

* Includes finance receivables (retail and wholesale) sold for legal purposes and net investment in operating leases included in securitization transactions that do not satisfy the requirements for accounting sale treatment. These receivables and operating leases are reported on Ford Credit’s balance sheet and are available only for payment of the debt issued by, and other obligations of, the securitization entities that are parties to those securitization transactions; they are not available to pay the other obligations of Ford Credit or the claims of Ford Credit’s other creditors ** Dealer financing primarily includes wholesale loans to dealers to finance the purchase of vehicle inventory Dec. 31, 2013 Dec. 31, 2014 Receivables* (Bils.) (Bils.) Net Receivables Finance Receivables Finance receivables – North America Segment Consumer retail financing 40.9 $ 44.1 $ Non-Consumer Dealer financing** 22.1 22.5 Other 1.0 1.0 Total finance receivables – North America Segment 64.0 $ 67.6 $ Finance receivables – International Segment Consumer retail financing 10.8 $ 11.8 $ Non-Consumer Dealer financing ** 8.3 9.3 Other 0.4 0.3 Total finance receivables – International Segment 19.5 $ 21.4 $ Unearned interest supplements (1.5) (1.8) Allowance for credit losses (0.4) (0.3) Finance receivables, net 81.6 $ 86.9 $ Net investment in operating leases 18.3 21.5 Total net receivables 99.9 $ 108.4 $ Managed Receivables Total net receivables 99.9 $ 108.4 $ Unearned interest supplements and residual support 3.1 3.9 Allowance for credit losses 0.4 0.4 Other, primarily accumulated supplemental depreciation 0.0 0.1 Total managed receivables 103.4 $ 112.8 $ FORD CREDIT NET FINANCE RECEIVABLES AND OPERATING LEASES APPENDIX F-12

2013 2014 Dec. 31 Dec. 31 (Bils.) (Bils.) Leverage Calculation Total Debt* $ 98.7 $ 105.0 Adjustments for Cash, Cash Equivalents, and Marketable Securities** (10.8) (8.9) Adjustments for Derivative Accounting*** (0.2) (0.4) Total Adjusted Debt $ 87.7 $ 95.7 Equity**** $ 10.6 $ 11.4 Adjustments for Derivative Accounting*** (0.3) (0.4) Total Adjusted Equity $ 10.3 $ 11.0 Financial Statement Leverage (to 1) 9.3 9.2 Managed Leverage (to 1)***** 8.5 8.7 * Includes debt reported on Ford Credit's balance sheet that is issued in securitization transactions and payable only out of collections on the underlying securitized assets and related enhancements. Ford Credit holds the right to receive the excess cash flows not needed to pay the debt issued by, and other obligations of, the securitization entities that are parties to those securitization transactions ** Excludes marketable securities related to insurance activities *** Primarily related to market valuation adjustments to derivatives due to movements in interest rates. Adjustments to debt are related to designated fair value hedges and adjustments to equity are related to retained earnings **** Shareholder's interest reported on Ford Credit's balance sheet ***** Equals total adjusted debt over total adjusted equity FORD CREDIT RECONCILIATION OF MANAGED LEVERAGE TO FINANCIAL STATEMENT LEVERAGE APPENDIX F-13